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                                                                       Exhibit 8


Description of PLACA's Issuance, Transfer and Redemption Procedures for Policies
                      Pursuant to Rule 6e-3(T)(b)(12)(iii)


Set forth below is the information called for under Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 ("1940 Act"). That rule provides an exemption for separate accounts, their investment advisers, principal underwriters and sponsoring insurance company from Sections 22(c), 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22(c)-1 promulgated thereunder for issuance, transfer and redemption procedures under flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state administrative laws or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair and not discriminatory and they must be disclosed in the registration statement filed by the separate accounts.

PLACA's Separate Accounts (the Growth Separate Account, the Money Market Separate Account, the Bond Separate Account, the Managed Separate Account, the Zero Coupon Bond Separate Account, the Aggressive Growth Separate Account and the International Separate Account) are registered under the 1940 Act. Procedures described herein apply equally to each Separate Account. For purposes of this description, procedures are defined in terms of one Account except where a discussion of all or any particular Account is necessary.

PLACA believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii) and states the following:

         1. Because of the insurance nature of PLACA's flexible premium adjustable variable life insurance policies ("policies") and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

         2. In structuring its procedures to comply with Rule 6e-3(T), state insurance laws and administrative procedures of PLACA, it has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

         3. In general, state insurance laws require that PLACA's procedures be reasonable, fair and not discriminatory.

         4. Because of the nature of the insurance product, it is often difficult to determine precisely when PLACA's procedures deviate from those required under Sections 22(c), 22(d), 22(e), or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures which may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to treat each and every procedure or variation which might occur and does include certain procedural steps which do not constitute deviations from the above-cited Sections or Rule.


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I.       "Redemption Procedures":  Surrender and Related Transactions

This section will outline those procedures which differ in certain significant respects from redemption procedures for mutual funds and contractual plans. PLACA's policies provide for the payment of monies to a policyowner or beneficiary upon presentation of a policy. The principal difference between PLACA's "redemption" procedures and those in a mutual fund or contractual plan context is that the payee will not receive a pro rata or proportionate share of the Account's assets within the meaning of the 1940 Act. The amount received by the payee will depend upon the particular benefit for which the policy is presented, including, for example, the net cash surrender value or part thereof, or proceeds at death. There are also certain policy provisions -- such as the loan privilege -- under which the policy will not be presented to PLACA but which will affect the policyowner's benefits and involve a transfer of the assets supporting the policy reserve out of the Account. Finally, state insurance laws may require that certain requirements be met before PLACA is permitted to make payments to the payee.

                    a. Surrender for Net Cash Surrender Value

A policyowner may surrender the policy for its net cash surrender value at any time while the insured is living. PLACA will ordinarily pay the net cash surrender value within seven days after receipt, at its Home Office, of the policy and a signed request for surrender. Computations with respect to the investment experience of the Account will be made at the close of trading of the New York Stock Exchange on each day during which the New York Stock Exchange is open for trading and any other day in which there is a sufficient degree of trading of an Account's portfolio of securities to materially affect the value of such Account. This will enable PLACA to pay a net cash surrender value on surrender based on the next computed value after a request is received. The surrender is effective on the date the policyholder transmits the request to PLACA.

The net cash surrender value at any time during the first 10 policy years or within 10 years after the effective date of an increase in the policy's face amount is the policy account value less any outstanding policy loan and accrued interest, minus any surrender charge and any additional surrender charges.

The surrender charge consists of a Deferred Administrative Charge and a Deferred Sales Charge. The Deferred Administrative Charge is equal to an amount per $1,000 Face Amount (shown below) in Policy Years 1 to 6, reducing by 20% each year for Policy Years 7 through 10.


         Issue Age*                            Charge per $1,000 Face Amount
         ---------                             -----------------------------
         1-5                                             $2.00
         15                                               3.00
         25                                               4.00
         35-80                                            5.00

* For Issue Ages not shown the Charge will increase by a ratable portion for each full year.


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The Deferred Sales Charge is equal to 28% of the premiums received during the first policy year (or, for the additional surrender charge, the first twelve policy months after an increase) up to one target premium (which is an amount, based on age, sex and premium class of the insured, used solely for the purpose of calculating the deferred sales charge) plus 7% of all other premiums received to the date of surrender, lapse or decrease. The deferred sales charge and any deferred additional sales charge, however, will not exceed the maximum deferred sales charge and maximum deferred additional sales charge, respectively. During policy years one through six (or for six years following the effective date of an increase in face amount), this maximum equals 60% of the target premium for the initial face amount (or 60% of the target premium for the increase, as the case may be). The maximum declines to 48% of the relevant target premiums during the seventh year, 36% during the eighth year, 24% during the ninth year and 12% during the tenth year.

If the face amount is increased and within 10 years if the effective date of such increase the face amount is decreased or the policy is surrendered, a deferred additional sales charge will be deducted.

Any surrender charge or additional surrender charge applicable upon surrender of the policy will be deducted from the policy account value. Any pro rata surrender charge or pro rata additional surrender charge applicable upon a decrease in face amount will be allocated based on the proportion that the guaranteed account value and the value in the Accounts bear to the total unloaned policy account value.

PLACA will make the payment of the net cash surrender value out of its general account and, at the same time, transfer assets from the Account to the general account in an amount equal to the portion of the policy account value in the Account.

In lieu of payment of the net cash surrender value in a single sum upon surrender of a policy, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit payment options described in the policies or, with the approval of PLACA, a combination of options. The election may be made by the policyowner during his or her lifetime, or, or no election is in effect at his or her death, by the beneficiary. An option in effect at death may not be changed to another form of benefit after death. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the policies.

                b. Partial Withdrawal of Net Cash Surrender Value

A policyowner may make partial withdrawal of net cash surrender value from the policy. The minimum amount of a partial withdrawn is $1500. A $25 expense charge will be deducted from the policy account value for each withdrawal. The amount of the withdrawal and the expense charge will be allocated based on the proportion that the guaranteed account value and the value in the Accounts bear to the total unloaned policy account value.


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PLACA will ordinarily pay the amount of the partial withdrawal to the policyowner within 7 days after receipt at its Home Office of the withdrawal request.

                                 c. Death Claims

PLACA will ordinarily pay a death benefit to the beneficiary within seven days after receipt, at its Home Office, of a certified death certificate, the claimant's statement signed by the beneficiary, and any other requirements necessary to make payment.

There are two Death Benefit Options available under the policy. Under Death Benefit Option A, the death benefit is equal to the greater of: (1) the face amount of the policy; and (2) the policy account value on the date of death times the applicable percentage for the insured's attained age. Under Death Benefit Option B, the death benefit is equal to the greater of: (1) the face amount of the policy plus the policy account value on the date of death; and (2) the policy account value on the date of death times the applicable percentage for the insured's attained age.

The Death Benefit Option is chosen at the time of application for the policy. After the second policy year, the owner may request a change from Option A to Option B or vice versa by completing an application for change. The change will be effective as of the policy processing day that coincides with or next follows the date PLACA approves the request. The change does not require evidence of insurability. If the policyowner changes from Option A to B, PLACA will decrease the face amount by the policy account value; if the change is from Option B to A, PLACA will increase the face amount by the policy account value. No surrender charge nor expense charge will be imposed for a decrease or increase in face amount resulting from the change.

The policyowner may also request an increase or decrease in the face amount after the first policy year by completing an application for change. The minimum amount of any increase or decrease is $25,000 and the face amount may not have been increased during the prior 12-months. After a decrease the face amount may not be less than the minimum face amount for a newly issued policy ($50,000). Evidence of insurability is required to increase the face amount and the Insured's attained age must be 75 or less. If approved, the change will be effective as of the policy processing day that coincides with or next follows the date of approval and new policy schedule pages will be issued. If the change is not approved, the policy will remain as is. For a decrease in face amount, a pro rata surrender charge or pro rata additional surrender charge may be applied. For a face amount increase, PLACA will deduct a charge of $100 plus $1.00 per $1,000 Face Amount increase from the policy account value allocated in accordance with the schedule for monthly deductions in effect at that time.

To determine the proceeds at death payable to the beneficiary, the death benefit will be increased to reflect any insurance benefits added by rider, and decreasing by any outstanding policy loans and accrued interest and any unpaid monthly deductions. The proceeds at death also reflects interest from the date of death to the date of payment.


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If the insured dies by suicide within 2 years from the policy issue date, PLACA will pay the beneficiary the sum of all premiums paid for the policy, decreased by any policy loans and accrued interest and any partial withdrawals of net cash surrender value. If the insured dies by suicide within 2 years of the effective date of a policy change which increases the death benefit, PLACA will pay the beneficiary the sum of monthly deductions for the cost of insurance attributable to such increase, and the expense charge for the increase which was deducted from the policy account value.

If the insured's stated age is not correct, the death benefit and the amount of any benefits provided by rider shall be those which would have been purchased based on the most recent deduction for cost of insurance and such benefits, at the correct age.

PLACA will make payment of the death benefit out of its general account, and will transfer assets from the Account to the general account in an amount equal to the investment base in that Account. In lieu of payment of the death benefit in a single sum, a settlement option may be elected as described immediately above with respect to surrender for net cash surrender value.

             d. Payment of Policy Account Value on Final Policy Date

On the final policy date (policy anniversary nearest Insured's attained age
100), PLACA will pay the policy account value less any outstanding policy loans and accrued interest and any unpaid monthly deductions to the policyowner and coverage under the policy will end. PLACA will ordinarily pay this amount within 7 days of the final policy date.

                              e. Exchange of Policy

During the first 2 years following issuance of the policy, the policyowner may, on one occasion, transfer the entire policy account value in the Accounts to the Guaranteed Account without such counting as a "transfer".

Within 6 months after the effective date of a material change in the investment policy of a chosen Account, the policyowner may transfer the portion of the policy account value in such Account to any of the other Accounts or to the Guaranteed Account without such counting as a "transfer".

Within 2 years following the effective date of a face amount increase, the policyowner may, on one occasion, exchange the amount of the increase in face amount, without submission of new evidence of insurability, for a fixed benefit permanent life insurance policy ("new policy"). The new policy will have a face amount and issue date equal to the amount and effective date of the face amount increase. Premiums for the new policy will be based on the premium rates in effect for the same attained age and premium class of the insured as of the effective date of the increase. PLACA will make a refund equal to the sum of the monthly deductions and expense charge for such increase. There is currently more than one policy into which a policyowner may exchange. This exchange privilege is designed to permit the policyowner to change his or her


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mind ab initio and obtain a fixed benefit policy based on the original issue age for the increase -- just as if the policyowner had originally decided to buy fixed benefit insurance policy.

                              f. Default and Lapse

The duration of the insurance coverage under the policy depends upon whether the net cash surrender value is sufficient to cover the monthly deductions except that during the first 2 policy years, the policy will not lapse if the cumulative premiums paid (less the amount of any policy loans and partial withdrawals) equals or exceeds the Minimum Guarantee Premium. The Minimum Guarantee Premium is the Minimum Annual Premium multiplied by the number of months since the Policy Date (including the current month) divided by 12. If the net cash surrender value at the beginning of any policy month is less than the deductions for that month and, during the first 2 policy years the Minimum Guarantee Premium has not been paid, PLACA will send written notice to the policyowner at the address shown in PLACA's records stating that a grace period of 61 days began on the day PLACA mailed the notice. The notice will indicate the amount of three monthly deductions. If PLACA does not receive such amount before the end of the 61-day grace period, PLACA will withdraw the policy account value, including any applicable surrender charge and notify the policyowner that the policy has lapsed without value. The amount withdrawn will be transferred to PLACA's general account.

If the Insured dies during the grace period, the insurance proceeds will be paid and any overdue monthly deductions will be deducted in determining the amount payable to the beneficiary.

                                 g. Policy Loan

A policyowner may borrow from PLACA using the policy as sole security. The policyowner may borrow up to the net cash surrender value. The minimum loan amount is $1500 or such smaller minimum required by a particular state. The net cash surrender value for this purpose will be the net cash surrender value computed on the date a written request for a loan is received by PLACA. Payment of the loan from PLACA's general account will generally be made to the policyowner within seven days of receipt. Interest on the loan accrues daily at a fixed annual rate of 6%. The policyowner may repay all or a portion of any loan and accrued interest while the Insured is living and the policy is in force.

PLACA will allocate the amount of a loan based on the proportion that the guaranteed account value and the value of the Accounts bear to the total unloaned policy account value at the time the loan is made.

The collateral for the loan will be the loan amount plus accrued interest to the next policy anniversary less interest at 4% per annum. The collateral for the loan will be deducted from each account and transferred to the loan account. PLACA will credit the loan account with interest at effective annual rates it determines in advance of each calendar year, but not less than 4%. The collateral will be recalculated and interest credited transferred to the accounts (1) when loan interest is paid or treated as part of the loaned amount;
(2) when a new loan is made; and (3) when a loan repayment is made. A transfer to or from the loan account will be made to reflect any recalculation of collateral.


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Repayments up to the amount of the outstanding loan will be allocated to the accounts based on the amount of the outstanding loan allocated to each Account as of the date of repayment. Any repayment in excess of the amount of the outstanding loan will be allocated to the Accounts based on the amount of interest due on the portion of the outstanding loan allocated to each Account. The amount of interest due is determined as of the next policy anniversary.

The amount of any outstanding loan plus accrued loan interest is subtracted from the death benefit or the cash surrender value on payment.

                      h. Accelerated Death Benefit Payments

An applicant may elect to have the Accelerated Death Benefit Rider (ADBR) added to a policy at the time it is issued. The ADBR permits the policyowner to receive accelerated payment of part of the policy's death benefit if the insured develops a Terminal Illness or is permanently confined to a Nursing Care Facility. To add the ADBR to a policy, however, the Insured must submit such additional evidence of insurability as if required by PLACA. The ADBR can generally be added to policies having a face amount of $50,000 or more.

The minimum payment amount under the ADBR is $10,000; the maximum payment amount is 75% of the Eligible Death Benefit less 25% of any outstanding policy loans and accrued interest on such loans. The Eligible Death Benefit is the insurance proceeds payable under the policy if the insured died at the time payment of the accelerated death benefit is approved by PLACA minus: any dividend accumulations; any dividends due and not paid; any dividend payable at death if the insured died at such time; any premium refund at death if the insured died at such time; and any insurance payable under the terms of any other rider attached to the policy. The maximum aggregate payment amount from accelerated death benefits under all policies issued by PLACA and its subsidiaries is currently $250,000 (this amount will be adjusted each year, as described in the ADBR, based on the CPI Index).

The accelerated death benefit payment will be made in a lump sum or in 12 or 24 equal monthly installments, as elected at the time the claim form for the benefit is submitted to PLACA. If installments are elected and the insured dies before all payments have been made, the present value (at the time of the insured's death) of the remaining payments will be paid to the beneficiary in a lump sum.

Payment of an accelerated death benefit is subject to approval by PLACA of due proof of eligibility. Due proof of eligibility requires submission by the policyowner of a claim form including certification by a physician treating the insured that such insured has a Terminal Illness or is expected to be permanently confined in a Nursing Care Facility and the diagnosis of the Terminal Illness or of the disease or disorder resulting in the permanent confinement. A Terminal Illness is a noncorrectable medical condition which, with reasonable medical certainty, can be expected to result in the insured's death within 12 month. Permanent confinement in a Nursing Care Facility requires that the insured has resided in such facility for 180 consecutive days and has a disease or disorder which, with reasonable medical certainty necessitates the insured's continued residence in such facility until the time of his or her death.


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An administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit at the time it is paid.

Upon approval of the request for payment of the accelerated death benefit, PLACA will make a policy loan for up to the amount of the maximum loan available under the policy at the time the claim is approved. A request for a payment amount which is less than or equal to the maximum policy loan available will therefore result in a policy loan being made in the amount of the requested benefit payment. This policy loan operates as would any loan under the policy (see I.g. above).

To the extent that the amount of the accelerated death benefit payment exceeds the maximum loan available under the policy, the excess amount will be advanced to the policyowner and a lien will be placed on the policy's death benefit for the amount of such advance plus interest which will accrue thereon from the date of payment until the date of death. The rate of interest is determined on the date payment is made and is the greater of: (a) Moody's Corporate Bond Yield Average for the calendar month ending two months before the beginning of the calendar quarter in which payment is made; and (b) 5%. Upon the death of the insured the amount of advance and accrued interest thereon is subtracted from the amount of insurance proceeds at death.

The insurance proceeds at death otherwise payable under a policy at the time of an insured's death will be reduced by the amount of any death benefit lien and accrued interest thereon. The net cash surrender value and loan value of a policy otherwise available will be reduced by the amount of any outstanding death benefit lien plus accrued interest. Therefore, depending upon the size of the death benefit lien, this may result in the net cash surrender value and the loan value being reduced to zero.

Planned periodic premiums and policy loan interest must be paid on schedule under the ADBR. However, if requested with the accelerated death benefit claim, future premiums and policy loan interest may be paid through additional accelerated death benefits.

A policy will terminate on the policy anniversary when the death benefit lien exceeds the insurance proceeds at death.

                 i. Redistributions and Transfers Among Accounts

A policyowner may redistribute the policy account value in the Accounts up to 4 times a year without charge. The redistribution will be effective as of the date of receipt of the written transfer request at PLACA's Home Office. The amount transferred must be at least $1,000 (or the entire Account balance, if smaller). After 4 transfers in a policy year, a $25 transfer charge will be deducted from the amount being transferred. All transfers included in a request are treated as one "transfer" transaction.

                            j. Right of Cancellation


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PLACA's policies provide that the policyowner, within 45 days after signing Part
I of the policy application, within 10 days after receipt of the policy or within 10 days after the mailing of the Notice of Withdrawal Right, whichever is latest, may return the policy and receive a refund. The refund is equal to the policy account value when the cancellation request is received, plus: (1) any premium expense charges which were deducted from premiums: (2) monthly deductions made on any policy processing day; and (3) daily charges against the Accounts and the investment advisory fees and expenses for the fund. Such a provision is required under the insurance laws of a number of states (PLACA will refund the premiums paid if such is required by state law).

                              k. Rewrite Privilege

Pursuant to an administrative procedure of PLACA known as "rewriting," PLACA policyowners may, subject to the terms of the policy, substitute another policy currently offered by PLACA for a policy issued within the six month period immediately preceding the date of rewrite. The new policy will typically have the same face amount as the original policy. The original policy will be deemed to be void and the new policy will be backdated to the issue date of the original policy in accordance with PLACA's standard backdating procedures. There is currently more than one policy into which a policyowner may rewrite.

          l. Refund of Excess Premiums for Modified Endowment Contracts

At the time a premium is credited which would cause the policy to become a Modified Endowment Contract (MEC), PLACA will notify the policyowner that unless a refund of the excess premium is requested by the policyowner, the policy will become a MEC. The policyowner will have 30 days after receiving such notice to request the refund. The excess premium paid (with any required interest or earnings) will be returned to the policyowner upon receipt by PLACA of the request. The amount refunded will be deducted from the Accounts in the same proportion as the premium was allocated to the Accounts.

II. "Public Offering Price": Purchase and Related Transactions - Section 22(d) and Rule 22c-1

This section outlines those principal policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans. The chief differences revolve around the premium rate structure and the insurance underwriting (i.e., evaluation of risk) process. There are also certain policy provisions -- such as loan repayment -- which do not result in the issuance of a policy but which require certain repayments by the policyowner and involve a transfer of assets supporting the policy reserve into the Account.

                 a. Premium Schedules and Underwriting Standards

Cost of insurance rates for PLACA's policies will not be the same for all policyholders. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the


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assumption that each policyowner pays an amount commensurate with the insured's mortality risk which is actuarially determined based upon factors such as age, health, smoking status and occupation. In the contest of life insurance, a uniform cost of insurance (or "public offering price") for all insureds would discriminate unfairly in favor of those insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, although there will be no uniform "public offering price" for all policyholders, there will be a single "price" for all policyholders in a given actuarial category.

Lower cost of insurance rates will be charged for nonsmokers who are at least 21 years of age and who are standard risks in other respects. Additional rates will be charged for a policy involving "special" premium class or for supplementary benefits.

In setting its cost of insurance rates, PLACA will take into consideration actuarial estimates of death and surrender benefits, premium payments, expenses, investment experience and an amount to be contributed to PLACA's surplus. In addition, the cost of insurance will depend upon the face amount of the policy and the age and sex of the person insured.

The policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. The underwriting standards and premium processing practices followed by PLACA are similar to those followed in connection with the offer and sale of fixed-benefit life insurance, modified where necessary to meet the requirements of the federal securities laws. State insurance laws prohibit unfair discrimination among policyholders, but recognize that premiums must be based upon factors such as age, sex, health and occupation.

The minimum initial premium is equal to one sixth of the Minimum Annual Premium. No insurance will take effect until the minimum initial premium is paid. Prior to the final policy date, the owner may pay additional premiums at any time (subject to a $25 minimum). The policyowner may schedule planned periodic premiums for which PLACA will send a reminder notice. The policyowner is not required to pay the planned periodic premiums and may change their frequency and amount; the policy will not lapse unless the net cash surrender value is insufficient for the monthly deductions.

                  b. Application and Initial Premium Processing

Upon receipt of a completed application from a proposed policyowner, PLACA will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may require that further information be provided by the proposed insured before a determination can be made.

The date on which a policy is issued is referred to as the issue date. The issue date represents the commencement of the suicide and contestable periods for purposes of the policies.

For states which require a refund of the premiums paid when a policy is returned under the Free-Look provision, the portion of the minimum net initial premium and any premiums received prior to 15 days from the later of the issue date or the date the minimum initial premium is received which is to be allocated to the Accounts will be credited upon receipt to the Money


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Market Separate Account. At the expiration of the 15-day period, the amount in the Money Market Separate Account will be allocated to the Accounts selected at the time of application.

Insurance coverage will also typically begin on the later of the issue date or the date the minimum initial premium is received. PLACA may, however, provide temporary life insurance coverage, the death benefit of which shall not exceed $500,000, prior to the policy's issue date, provided the minimum initial premium has been paid.

The policy date is the date used to determine the policy anniversary date. In addition, the insurance age of the insured will be determined as of that date. The policyowner determines the policy date. In no case may the policy date be more than six months prior to the issue date.

                              c. Premium Processing

Whenever a premium is received, PLACA will subtract the Premium Expense Charge from the premium. The Premium Expense Charge consists of the Premium Tax Charge (based on State of residence) and Percent of Premium Charge (currently 2% up until 20% of the sales load target premium is collected) and the Federal Tax Charge (currently 1.5%). What is left (the Net Premium) will be invested in the chosen Accounts as of the date received. (except for premiums received during the 15-day period specified in II b., above).

      d. Payment of Planned Periodic Premiums Under Automatic Premium Plan

Premiums may be paid monthly under the Automatic Premium Plan (APP) where the policyowner authorized PLACA to withdraw the planned periodic premiums from the policyowner's checking account each month. The premiums are paid either through "checks" drawn on the policyowner's account or via electronic funds transfer
(EFT). For all policyowners who elect APP, net premiums will be credited to the policy on the same date of each month (currently it is anticipated that this will be the 18th of each month; if the 18th falls on a weekend day or holiday, it ordinarily will be on the next following business day). The net premium will be allocated to the Separate Accounts on the day the funds are available to PLACA.

          e. Refund of Excess premiums for Modifies Endowment Contracts

See I (1) above

                                f. Reinstatement

A policy not surrendered for its net cash surrender value may be reinstated within three years from the date of lapse in accordance with the policy. To reinstate, the policyowner generally must submit a written application for reinstatement providing evidence of insurability satisfactory to PLACA and pay PLACA an amount sufficient to keep the policy in force for at least three months after the date of reinstatement, which is the date the reinstatement application is approved.


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Upon reinstatement, the policy account value will be based upon the premium paid to reinstate the policy and the policy will be reinstated with the same policy date as it had prior to the lapse.

                              g. Repayment of Loan

A loan made under PLACA's policies may be repaid while the insured is living and the policy is in force with an amount equal to the monies borrowed plus interest at a fixed annual rate of 6%.

Repayments up to the amount of the outstanding loan will be allocated to the Accounts based on the allocation of the outstanding loans to each Account as of the date of the repayment. PLACA will allocate any repayment in excess of the amount of the outstanding loan to the Accounts based on the amount of interest due as of the next policy anniversary on the outstanding loan allocated to each Account.

                      h. Correction of Misstatement of Age

If PLACA discovers that the Insured's stated age is not correct, the death benefit will be that which would have been purchased by the most recent deduction for cost of insurance.

                         i. Redistribution Into Accounts

This is the other side of the transaction described in I (i) above.

                       Method of Computing Adjustments in
                          Payments and Cash Values Upon
                      Conversion to Fixed Benefit Policies
                            Pursuant to Rule 6e-3(T)

1.       Conversions during the first 24 months for new issues:

         Any conversion during the first 24 months after issue will be executed by transferring the portion of the Policy Account Value in the Separate Accounts to the Guaranteed Account as of the date we receive the conversion request. No charge will be made for such transfer.

2. Conversion during the first two years after an increase in Face Amount:

         Any conversion during the first two years after the effective date of an increase in Face Amount will be made solely with respect to the increase in Face Amount. The increase in Face Amount on the original flexible premium adjustable variable contract will be cancelled. A refund will be made equal to the monthly deductions for such increase plus the expense charge for the increase. A new flexible premium adjustable variable life policy with the premium allocated 100% to the Guaranteed Account will be issued as of the effective date of the increase with a Face Amount equal the amount of the increase in Face Amount under the original policy. A conversion premium will be required to pay the premium from the effective date of the


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increase in Face Amount to the date we receive the conversion request. The amount of the conversion premium will be based on the minimum annual premium. The refund from the cancelled increase will be applied to reduce the conversion premium.



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